

File No. 82-173



SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C. 188 SECTION

22 May 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA



03022442

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per

MARIAN GIBNEY
Secretary and General Counsel

encl



Information Release

22 May, 2003

MIM'S ZINC SMELTER SITE AT AVONMOUTH ACQUIRED BY PROPERTY DEVELOPMENT COMPANY

British property development company St Modwen Developments Limited has contracted to acquire the site of MIM's now closed zinc smelter at Avonmouth, UK.

The smelter, owned by MIM's wholly owned subsidiary Britannia Zinc Limited, was closed in February 2003.

Closure costs to MIM will be substantially reduced by the transaction and a lower than previously expected write-down of working capital. This will result in an estimated $41 million writeback of the $113.8 million closure provisions that were included in MIM's December 2002 half financial results, and consequent increase of that amount to net profit for the June 2003 half year.

MIM Managing Director Vince Gauci said the transaction was an excellent outcome. "It represents a real cash saving to MIM and a successful conclusion of the company's strategy of exiting the two loss making European zinc smelters - at Avonmouth and last December the plant at Duisburg in Germany," he said.

As part of the transaction, MIM will pay £2 million (approximately $5 million) to St Modwen for demolition. St Modwen will assume environmental responsibility for the site which it has acquired for potential future development. The transaction is expected to be completed around the end of July following final regulatory approvals.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au


MIM

File No. 82-173

20 May 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per

MARIAN GIBNEY
Secretary and General Counsel

encl


SEC MAIL PROCESSING
RECEIVED
JUN 0 2 2003
WASH. D.C. 152 SECTION

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone** (07) 3833 8000 **Facsimile** (07) 3832 2426 **Website** www.mim.com.au*

IMPORTANT ANNOUNCEMENT FROM MIM'S SIX NON-EXECUTIVE DIRECTORS

20 May 2003

Dear Shareholder,

By now you should have received an Information Memorandum outlining Xstrata's offer of $1.72 cash per share for each of your shares in MIM Holdings Limited. Your Board has resolved (by a 6:1 majority) that the Xstrata proposal is in the best interests of shareholders, and that our Majority Director recommendation is that you vote in favour of the Scheme at the forthcoming meeting.

There has been significant media coverage in relation to the offer and an active campaign against it by one shareholder (holding some 2.5% of the shares in MIM). In light of this, and questions from shareholders, we, the six Non-Executive Directors, provide in this letter a brief outline as to why we have recommended the Scheme.

Shareholders should be aware that since the date of the Information Memorandum and the formulation of the Independent Expert's valuation, which was based on a spot exchange rate of US$0.60, there has been a significant adverse move in the $A/$US exchange rate. On 19 May 2003 the $A/$US exchange rate was approximately US$0.657.

This change which will impact both profit and value has reinforced our views that the Xstrata offer is in shareholders' best interests and strengthened our resolve in respect to our recommendation.

You should also be aware that:

1. MIM Directors were NOT seeking a buyer for the Company. However, given Xstrata approached us, your Directors were obliged to fully consider and investigate the merits of the offer and other alternatives for the Company. We believe that in the absence of any higher offer, there is no better alternative for shareholders, including continuing to hold your shares. At the end of the day all six Non-Executive Directors, having considered all of the information, including the views of the Managing Director, Mr Gauci, are of the clear view that this proposal is in shareholders best interests. Mr Gauci's dissenting views are set out in the Information Memorandum sent to you.

2. For the proposal to proceed, the Scheme must be supported by at least 50% of the number of shareholders who vote and 75% of the shares that are voted. This means that every shareholder who votes will make a difference. If you wish to receive $1.72 cash for each of your shares under the Scheme, it is important that you vote for the resolution.

We recommend you

VOTE 'FOR'

on the proxy form attached to this letter.

WHAT ARE THE KEY REASONS FOR OUR RECOMMENDATION THAT YOU VOTE IN FAVOUR OF THE SCHEME?

- **Profitability and prospects**

We have taken into account the recent profitability of the continuing operations of the Company and our view of the near term, medium and longer term outlook for the Company's operations and the chance that your shares might trade at or in excess of $1.72 in the near term and even in the medium to longer term.

- **$1.72 per MIM share is certain cash now**

  After detailed consideration of all available information we are clearly of the view that shareholders would be better off if they take $1.72 now. MIM shares have not closed on the ASX at $1.72 or above since August 1997.

- **The Xstrata Offer is at a substantial premium to MIM's recent trading history**

  The Xstrata offer represents a 43% premium to the average MIM share price of $1.20 during the month before the Xstrata discussions were announced.

- **Future projects early stage and uncertain and, if viable, will require substantial new investment**

  We have noted that the future value of development assets is uncertain and their technical and financial feasibility remains to be proven.

- **There seems little doubt that if the offer does not proceed MIM's share price will fall significantly**

  With the recent downward movements of the market for resource shares and the loss of the takeover premium, it is likely that the MIM share price would fall significantly if the offer does not proceed.

- **The Independent Expert has also concluded that the Xstrata offer is in shareholder's best interests**

  The Independent Expert had several months of detailed access to the Company's information, sites and people. Its report is included in the Information Memorandum in section 6. The Expert concluded that "the balance of risks is such that shareholders are clearly better off voting in favor of the Xstrata Offer".

In order to receive $1.72 cash for each of your MIM shares under the Scheme it is important that you vote 'FOR' the resolution approving the Scheme by either attending the meeting in person or returning your proxy form by 10.00am on Wednesday 4 June.

If you have any further questions please call the MIM Shareholder Information line - 1800 65 65 30.

Yours sincerely








Leo Tutt, Chairman	John Astbury Director	John Crabb Director	Michael Eager Director	Ken MacDonald Director	Cecil Stubbs Director

Proxy Form: (continued)

PLEASE NOTE

1. The Scheme Meeting will be held at 10.00 am on Friday 6 June 2003 at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane. You are encouraged to arrive early for registration, which will begin at 9.00 am.
2. If you are unable to attend the Scheme Meeting you are encouraged to complete and return this proxy form to the MIM Share Registry in accordance with the instructions below.

INSTRUCTIONS

1. If you want your proxy to cast all of the votes which you may cast on the resolution in a particular manner, you should place a tick in the relevant "For", "Against" or "Abstain" box beside the resolution.
2. If you are entitled to cast 2 or more votes then you may appoint 2 proxies (but not more than 2). An additional proxy form is available by telephoning the MIM Share Registry on (07) 3214 9299. A proxy need not be a member of MIM.
3. If you want your proxy to cast only some of your votes which may be cast on the resolution in a particular manner on a poll, you should indicate where requested either the number of votes to be cast or the percentage of your total votes to be cast by the proxy to which this proxy form applies. If you appoint 2 proxies and the appointment does not specify the proportion or the number of votes each proxy may exercise, each proxy may exercise half the votes.
4. When completing this proxy form, please remember to sign and date the form. If your shares are held jointly, each holder must sign the form.
5. If this proxy form is signed by an attorney, the attorney must declare that he/she has not received any notice of revocation of appointment and a certified copy of the power of attorney, or the power itself, must be received by the MIM Share Registry by 10.00 am on Wednesday 4 June 2003.
6. Proxies given by a company must be executed in accordance with the company's constitution and the Corporations Act 2001 or signed by an attorney duly appointed by the corporation. The representative should bring to the Scheme Meeting evidence of their appointment, including any authority under which it is signed.
7. For the appointment of your proxy to be effective, this proxy form (together with any power of attorney or other authority under which the proxy form is signed or a copy of that power or authority certified as a true copy by statutory declaration) must be completed and received by the MIM Share Registry by 10.00 am on Wednesday 4 June 2003 (which is 48 hours before the Scheme Meeting).

   You may return your proxy form by delivering it to the MIM Share Registry at Level 1, Boundary Court, 55 Little Edward Street, Spring Hill, Queensland or by posting it in the reply paid envelope provided (for use in Australia only) or by posting or faxing it to:

   MIM Share Registry
   Level 1, Boundary Court
   55 Little Edward Street
   Spring Hill, Queensland, Australia, 4000
   Facsimile: (07) 3214 9280

   or

   M.I.M. Holdings Limited
   Share Registry
   GPO Box 1433
   Brisbane, Queensland, Australia, 4001

   Proxy forms received after this time will be invalid.

NOTES

1. If you return this proxy form but do not nominate a proxy, you will be taken to have appointed the Chairman of the Scheme Meeting as your proxy.
2. If you return this proxy form but your proxy does not attend the Scheme Meeting, the Chairman of the Scheme Meeting will act in place of your proxy.
3. If you specify the way your proxy is to vote on the resolution then:
   (a) if your proxy is the chairman of the Scheme Meeting, he or she must vote on a poll and must vote the way you instruct; and
   (b) if your proxy is not the chairman of the Scheme Meeting, he or she need not vote on a poll but, if they do, they must vote the way you instruct.
4. Subject to Note 5, if you do not specify the way your proxy is to vote, your proxy may vote, or abstain from voting, as they think fit.
5. If you appoint the Chairman of the Scheme Meeting as your proxy but do not specify how your votes are to be cast, your votes will be used to vote in favour of the resolution.
6. Persons recorded in the MIM Share Register as holders of MIM Shares as at the time of the Scheme Meeting will be treated as members of MIM for the purposes of the Scheme Meeting. This means that if you are not the registered holder of a MIM Share at the time of the Scheme Meeting, you will not be entitled to vote in respect of that Share.
7. If you require further information on how to complete this proxy form, please telephone the MIM Share Registry on (07) 3214 9299.